

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 26, 2008

Mr. Chad C. Deaton
Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Schedule 14A Filed March 5, 2008**
> **File No. 001-09397**

Dear Mr. Deaton:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   With a view to possible disclosure, please tell us supplementally the Middle Eastern countries in which you conduct business.

Item 1A – Risk Factors, page 16

2.   Please tailor each risk to the company's situation. For example, we note that the company conducts business in Venezuela. Given the current political regime in Venezuela, it would appear appropriate to discuss the risks associated with having operations in Venezuela. As another example, discuss the risk of doing business in approximately one-half of the 30 countries having the lowest scores, which indicates high levels of corruption, in Transparency International's Corruption Perception Index survey for 2007.

Item 8 – Financial Statements and Supplementary Data

Note 1 Summary of Significant Accounting Policies – Reclassifications, page 58

3.   Please tell us the nature and specific types of expenses that comprised the selling and field service costs which have been reclassified. Please also tell us the basis for the original classification as selling, general and administrative, as well as the basis for their subsequent reclassification to costs of sales, services and rentals.

Note 15 Commitments and Contingencies – Litigation, page 79

4.   In regards to the pending shareholder derivative suit brought by The Sheetmetal Workers' National Pension Fund, The Alaska Plumbing and Pipefitting Industry Pension Trust and Chris Larson, we note you have determined that you do not expect these lawsuits to have a material adverse effect on your consolidated financial statements. Your disclosure does not indicate whether you believe a material adverse outcome is reasonably possible or remote. Please clarify your disclosure to indicate your conclusions as to the likelihood of a material adverse outcome using framework identified in paragraph 3 of FAS 5. If you conclude that the likelihood is reasonably possible, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you conclude that the likelihood is remote, please state that fact. Please also apply this comment to your related disclosures in your quarterly reports filed on Form 10-Q.

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

5.   We note your management has concluded that your disclosure controls and procedures are effective "in ensuring that the information required to be disclosed by [you] in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms

of the SEC." The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act.

Schedule 14A Filed March 5, 2008

Review of Senior Executive Performance, page 16

6.   In future filings, please disclose whether the PEO makes any recommendations regarding his own compensation.

Base Salaries, page 17

7.   We note that the Compensation Committee approved base salary increases for the named executive officers for 2007 based on the review of the Survey Data and individual performance. In future filings, please discuss in more detail those aspects of the named executive officers' individual performance that were considered in increasing their base salaries.

Annual Incentive Plan, page 18

8.   We note that the named executive officers were awarded an annual bonus for their performance in 2007. In future filings, please explain in more detail the reasons for awarding bonuses to the named executive officers. In this regard, we note that the award of the bonuses was triggered by the performance of two financial metrics, BVA and EPS. It is, however, unclear, what the performance of the metrics was. Also, provide similar disclosure in regards to performance unit awards, the payout of which is calculated based on BVA.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director